 90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-210-9444

www.alston.com

Blake E. Estes	Direct Dial: 212-210-9415	Email: blake.estes@alston.com

December 8, 2016

VIA EDGAR AND UPS Courtney Haseley, Esq. Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Greenbacker Renewable Energy Company LLC Registration Statement on Form S-1 File No. 333-211571

Dear Ms. Haseley:

On behalf of our client, Greenbacker Renewable Energy Company LLC (the “Company”), we are responding to the oral comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s outside legal counsel, Alston & Bird LLP, on June 3, 2016, regarding the Company’s Registration Statement on Form S-1 (File No. 333-211571) (the “Registration Statement”).

In addition, transmitted herewith is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Staff’s comments are set forth below and are followed by the Company’s responses.

For your convenience, we are delivering to your attention a courtesy package, which includes five copies of PEA 1, marked to show changes from the Registration Statement.

Registration Statement

General

Comment:

1.	Please apply all comments issued on your Form 10-K for the fiscal year ended December 31, 2015, registration statement on Form 10-12G and Form 10-Q for the quarterly period ended March 31, 2016 in the Staff’s May 17, 2016, July 6, 2016 and August 5, 2016 letters to the company to your registration statement on Form S-1, to the extent applicable.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

December 8, 2016

Response:

To the extent applicable, the Staff’s comments from its May 17, 2016, July 6, 2016 and August 5, 2016 letters to the Company on our Form 10-K for the fiscal year ended December 31, 2015, registration statement on Form 10-12G and Form 10-Q for the quarterly period ended March 31, 2016 have been applied to the Registration Statement.

Registration Statement Cover Page

Comment:

2.	In accordance with Rule 415(a)(6), in the table under the heading “Calculation of Registration Fee” and the corresponding footnote 1 on the cover page of the registration statement, please specify the exact amount of unsold shares from your prior registration statement, and any filing fee paid in connection with the unsold shares, being carried forward to this registration statement as of the date of this registration statement.

Response:

The table and the corresponding footnote 1 have been revised accordingly.

Prospectus Summary

Comment:

3.	In the prospectus summary section of the prospectus contained in the company’s registration statement on Form S-1, please update the section titled “Incorporation of Certain Information by Reference” to include all applicable documents of the company filed through the date of the registration statement and consider revising the prospectus disclosure to eliminate redundant disclosure with the documents incorporated by reference into the registration statement.

Response:

The disclosure has been revised accordingly.

*       *       *       *       *

December 8, 2016

Should you have any questions regarding this letter, please contact me at (212) 210-9415.

Sincerely,

/s/ Blake E. Estes

Blake E. Estes

Cc:	Mr. Charles Wheeler, Greenbacker Capital Management LLC

Mr. Richard Butt, Greenbacker Capital Management LLC

Mr. Timothy P. Selby, Alston & Bird LLP